Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 26, 2016
Relating to Prospectus Supplement dated April 21, 2016
Registration Statement No. 333-190017

Dear Shareholder,

With spring upon us, we hope you and your family are enjoying the sights, sounds and warmer weather of the season. We are pleased to share with you our most recent developments and unaudited financial statements for the three months ending March 31, 2016.

Enterprise Bank Announces Rights & Community Offering
To support Enterprise Bank’s strong recent growth and to take advantage of future growth and market opportunities, Enterprise Bancorp, Inc., the Bank’s parent bank holding company, intends to raise up to $10 million in capital through a rights offering to existing shareholders (the “Rights Offering”) partnered with a supplemental community offering (the “Community Offering”) to new investors. Details of the Rights Offering and Community Offering can be found in the prospectus supplement (the “prospectus”) that we filed with the Securities and Exchange Commission (“SEC”) on Thursday, April 21st.
All shareholders as of April 19, 2016, the record date for the Rights Offering, will be receiving a subscription rights package in the mail. The subscription rights package includes a copy of the prospectus, which you should read, together with the other documents that we have filed with the SEC, before investing. If you do not receive your subscription rights package, please contact Lisa Montgomery at 1-877-671-2265 ext. 4519 or at lisa.montgomery@ebtc.com.
The Rights Offering expires at 5:00 p.m., Eastern Daylight Time, on May 27, 2016; if you plan on investing, your completed subscription rights certificate and full payment must be received and cleared by Computershare on or prior to May 27, 2016, regardless of when they were mailed. For more details, see the prospectus included in your subscription rights package.
There will be five information sessions from May 10th through May 18th. The specific dates and locations are provided in the cover letter enclosed in your subscription package. We hope that you are able to attend a session and ask that you RSVP as indicated in the subscription rights package.
If you have any questions regarding the offerings or in completing any of the subscription rights materials once received, please contact Keri Freeman at (978)656-5767, Joe Lussier at (978)656-5578 or Jim Marcotte at (978)656-5614.
Your support has always been, and will continue to be, a key component of our long-term success and independence. As always, we thank you for the confidence and trust you have placed in Enterprise Bank.

Annual Shareholders’ Meeting
As a reminder, all Enterprise Bancorp Shareholders are invited to attend our Annual Shareholders’ Meeting to be held on Tuesday, May 3 at 3:30 p.m. (please note the earlier start time than our usual time of 4:00 p.m.) at the UMass Lowell Inn & Conference Center, 50 Warren Street, Lowell, MA. We encourage all shareholders to vote proxy ballots promptly.

2016 Celebration of Excellence
It is our sincere hope that all shareholders will be able to join us at the Lowell Memorial Auditorium on Tuesday May 3, at 5:00 PM, as we host our 6th Celebration of Excellence! The Celebration of Excellence to recognize outstanding business and community leaders, entrepreneurs, educators and a significant difference in our communities.
Enterprise Bank Acquires Land for New, Expanded Leominster Branch
Enterprise Bank recently acquired the former site of the Columbia Hotel in Leominster, MA with the intention of expanding and relocating our current location at 4 Central Street. A state-of-the-art banking center will be constructed on the site that will seamlessly blend the latest technology and equipment with an unparalleled customer experience. Final design details will be completed in the coming months.
Enterprise Bank Named to KBW Bank Honor Roll
For the fourth consecutive year, Enterprise Bancorp was named to Keefe, Bruyette & Woods (KBW’s) coveted “Bank Honor Roll” of superior performers, in recognition of the bank’s strong performance over the past ten years. Enterprise is one of only 18 banking institutions out of 400 screened—or among only 5% of banks nationwide—to earn the distinction.
The 2015 Honor Roll winners are publicly traded banking institutions with more than $500 million in total assets that meet the following three conditions:
» No annual loss reported in net income per share before extraordinary items over the past 10 years;
» 2015 annual reported net income per share before extraordinary items equal to or greater than peak net income per share over the past 10 years; and
» Consecutive increases in net income per share before extraordinary items since 2001.
According to KBW, the Bank Honor Roll winners significantly outperform both their banking peers and the market and have better-than-industry performance ratios and growth rates.

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President